UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951E104	SCHEDULE 13D	Page 2 of 7 Pages

1.	Names of Reporting Persons
Jianhui Lai
2.	Check the Appropriate Box if a Member of a Group
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,690,400 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power

	9.	Sole Dispositive Power
143,690,400 ordinary shares. Newrace Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,690,400 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 69.6%

14.	Type of Reporting Person IN

CUSIP No. 16951E104	SCHEDULE 13D	Page 3 of 7 Pages

1.	Names of Reporting Persons
Newrace Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,690,400 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power

	9.	Sole Dispositive Power
143,690,400 ordinary shares. Jianhui Lai may also be deemed to have sole dispositive power with respect to the foregoing shares.

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,690,400 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 69.6%

14.	Type of Reporting Person CO

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Zenix Auto International Limited (the “Issuer”), whose principal executive offices are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement are Jianhui Lai (“Mr. Lai”) and Newrace Limited (collectively with Mr. Lai, the “Reporting Persons,” and each individually, a “Reporting Person”). The agreement between the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Act is attached hereto as Exhibit 99.1. Mr. Junqiu Gao (“Mr. Gao”) and Mr. Boliang Chen (“Mr. Chen”) are the directors of Newrace Limited.

(b) The business address of Mr. Lai, Mr. Gao and Mr. Chen is c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

The business address of Newrace Limited is c/o P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(c) Mr. Lai’s present principal occupation is the chief executive officer and chairman of the board of directors of the Issuer.

Newrace Limited is an investment holding company.

Mr. Gao’s present principal occupation is the deputy chief executive officer, chief sales and marketing officer and director of the Issuer. Mr. Gao also serves as a director of Newrace Limited.

Mr. Chen’s present principal occupation is the vice president-management of a subsidiary of the Issuer. Mr. Chen also serves as a director of Newrace Limited.

(d) During the last five years, each of the Reporting Persons, Mr. Gao and Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, each of the Reporting Persons, Mr. Gao and Mr. Chen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Lai, Mr. Gao and Mr. Chen is a citizen of the People’s Republic of China.

Newrace Limited is a company incorporated under the laws of the British Virgin Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 25, 2010, Mr. Lai and Ms. Laifan Chu (“Ms. Chu”) entered into a share purchase option agreement (the “Option Agreement”). Pursuant to, and subject to the terms of, the Option Agreement, Mr. Lai had an option (the “Option”) to purchase any or all of the share capital of Newrace Limited, consisting of 50,000 ordinary shares, par value US$1.00 per share, from Ms. Chu, who was the sole shareholder of Newrace Limited, during the period from January 1, 2009 to December 31, 2013 at a price of US$400.00 per ordinary share, which price increased by 10.0% annually, calculated on a daily basis starting from January 1, 2009, until the Option was exercised or lapsed. Newrace Limited beneficially owns, and is the record holder of, 143,690,400 Ordinary Shares.

Page 4 of 7 Pages

The amount of Ordinary Shares beneficially owned by Newrace Limited includes certain restricted Ordinary Shares granted to Mr. Yifan Li in connection with his service as the chief financial officer of the Issuer. Under such arrangement, Mr. Li is entitled to receive 103,200 and 103,200 Ordinary Shares from Newrace Limited on December 31, 2012 and 2013, respectively.

Mr. Lai previously undertook not to exercise the Option until the expiration of the six-month period following May 11, 2011, which is November 7, 2011.

On December 19, 2012, Mr. Lai issued a notice of exercise (the “Notice”) to Ms. Chu pursuant to the terms of the Option Agreement. Pursuant to the Notice, Mr. Lai exercised the Option to purchase all of the 50,000 ordinary shares of Newrace Limited, and Mr. Lai and Ms Chu agreed that these ordinary shares would be transferred and delivered to Mr. Lai on December 20, 2012 and the exercise price of US$27,934,000.00 will be paid by Mr. Lai to Ms. Chu within 90 Business Days (as defined in the Option Agreement) from December 20, 2012. Mr. Lai will fund the purchase price for such exercise with his personal funds. As a result, Mr. Lai became the sole shareholder of Newrace Limited on December 20, 2012.

Copies of the Option Agreement, the Deed of Undertaking and the Notice are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

As a result of the transactions described above in Item 3, Mr. Lai has a controlling interest in the Issuer. Other than as set forth in this statement, each of the Reporting Persons does not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D (though each of the Reporting Persons reserves the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of shares as to which the person has
Reporting person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jianhui Lai	143,690,400 Ordinary Shares	69.6%	143,690,400 Ordinary Shares		143,690,400 Ordinary Shares
Newrace Limited	143,690,400 Ordinary Shares	69.6%	143,690,400 Ordinary Shares		143,690,400 Ordinary Shares

The percentages of ownership set forth above are based on 206,440,000 Ordinary Shares outstanding as of December 1, 2012.

The amount of Ordinary Shares beneficially owned by Newrace Limited includes certain restricted Ordinary Shares granted to Mr. Yifan Li in connection with his service as the chief financial officer of the Issuer. Under such arrangement, Mr. Li is entitled to receive 103,200 and 103,200 Ordinary Shares from Newrace Limited on December 31, 2012 and 2013, respectively.

Page 5 of 7 Pages

Mr. Gao and Mr. Chen, directors of Newrace Limited, disclaim beneficial ownership of 143,690,400 Ordinary Shares beneficially owned by Newrace Limited.

(c) Except for the transactions described above in Item 3, there have been no transactions in the Ordinary Shares that were effected during the past sixty days by each of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECUIRITES OF THE ISSUER

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment hereto.

The Option Agreement, the Deed of Undertaking and the Notice are described above under Item 3, such summary being incorporated under this Item 6 by reference. The summary of the Option Agreement, the Deed of Undertaking and the Notice in this statement is qualified in its entirety by reference to the Option Agreement, the Deed of Undertaking and the Notice, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement by and between the Reporting Persons, dated December 20, 2012.

Exhibit 99.2: Share Option Purchase Agreement by and between Mr. Lai and Ms. Chu, dated October 25, 2010 (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form F-1 filed on April 19, 2011).

Exhibit 99.3: Deed of Undertaking by and between Mr. Lai and Ms. Chu, dated January 25, 2011 (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 filed on April 19, 2011).

Exhibit 99.4: Notice of Exercise by and between Mr. Lai and Ms. Chu, dated December 19, 2012.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jianhui Lai

December 20, 2012 Date

/s/ Jianhui Lai Signature

Jianhui Lai Name/Title

Newrace Limited

December 20, 2012 Date

/s/ Junqiu Gao Signature

Junqiu Gao, Director Name/Title

Page 7 of 7 Pages